

September 30, 2010

John Jurasin
Chief Executive Officer
Radiant Oil & Gas, Inc.
9700 Richmond Ave., Suite 124
Houston, TX 77042

> **Re: Radiant Oil & Gas, Inc.**
> **Form 8-K**
> **Filed August 16, 2010, as amended September 24, 2010**
> **File No. 0-24688**

Dear Mr. Jurasin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Cautionary Note Regarding Forward-Looking Statements, page 3

1. Please remove your statement that, "[w]e intend for our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995." The safe harbor provided by Section 21E of the Securities Exchange Act of 1934 does not apply to your forward-looking statements because you are an issuer of penny stock.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 4

Reorganization, page 4

2. Please expand your disclosure in footnote one to provide additional information regarding the conditions to the issuance of the additional 1,000,000 shares to the

Jurasin shareholders. For example, indicate whether there is a date by which these events must occur. We note that you do not have a 100% interest in these wells; therefore address the amount of control you have over these actions. Also indicate management's assessment of the anticipated timing of each of these events.

3. Please expand your disclosure with respect to the $165,000 you owe to Mr. Jurasin to explain the purpose of this transaction and why there are no repayment terms. Indicate when the company anticipates paying this amount. File any documents evidencing this $165,000.

4. Please identify the investor relations consultant to whom you agreed to issue 543,205 shares in July 2010 and file the agreements with the consultant as an exhibit. Disclose whether you issued the shares. In this regard, we note that you changed the disclosure in your amended Form 8-K to state that you "agreed to issue" the shares rather than "issued" the shares.

5. File as exhibits the original and amended investment banking agreement with John Thomas Financial, Inc.

6. We note that you removed your disclosure regarding the debentures and warrants you issued in connection with the reorganization. Please revise to discuss the financing. Disclose that you issued units consisting of warrants and 18% debentures. Disclose the material terms of the warrants and debentures.

Credit Facility, page 6

7. We note that MLB will convert $1M of the credit facility into shares of common stock upon satisfaction of certain conditions provided there is no event of default in the credit facility. Please describe the events of default with respect to this facility and indicate whether there are any existing events of default.

8. Please clarify what penalties or other results will occur if you do not make the mandatory principal payments on the credit facility. Please address management's expectations regarding your ability to make these payments.

Description of Our Business, page 6

9. You may only disclose proved, probable and possible reserves as defined in Rule 4-10(a) of Regulation S-X. Delete references to "potential gross oil" and "potential gross gas" as well as references to "potentially large reserves," "potential reserves," etc.

10. You mention seismic data that you are utilizing. Clarify that seismic data can delineate the location of reserves but, on its own, cannot provide a reasonable certainty of the actual reserves contained in a location.

11. With respect to each project described in this section, please clearly state the current status of the project and disclose how and when you anticipate raising the funds necessary for each project. We note that most of your projects require significant additional financing to proceed. Please indicate the order in which management anticipates funding these projects. Where applicable, disclose the material terms of each agreement through which you share economic and other interests in these projects, including the term, termination and other material provisions of such agreements.

Amber Energy LLC, page 7

12. Describe the terms of your membership agreement with respect to Amber Energy, LLC and indicate who owns the remaining 49% membership interest in this entity. Your disclosure should indicate the nature and amount of control you have over Amber as well as the portion of economic benefits you will receive from the entity.

13. Please disclose whether Amber intends to renew the Seismic Permit Agreement that expired on September 1, 2010. Discuss the likelihood of renewal and any progress to date.

14. We note that the amended Form 8-K revised the disclosure to state that the Seismic Permit Agreement expires September 1, 2011, rather than September 1, 2010. Please disclose whether the agreement was renewed or whether the original Seismic Permit Agreement with Apache Corporation, dated April 18, 2008, expires September 1, 2011. If the agreement was renewed, disclose the costs of the renewal.

15. Please indicate whether you are solely responsible for providing Amber with the $4M you indicate is necessary to fund this project.

16. Please clarify your statement that you have a "50% working interest" with Energy XXI Onshore, LLC if the Amber Project is developed to clarify what portion of the economic benefits and burdens you will bear with respect to the drilling and production of the wells. In addition, we note your statement on page eight that Amber's interest in the Amber Project is 50% "depending on location." Please clarify.

17. Please explain the basis for your belief that the Amber Project holds "significant" oil and gas potential.

18. Please provide additional information regarding the nature of the pending lawsuit with respect to the Amber Project.

19. Please explain why the amended Form 8-K revised the disclosure in the Amber Project table on page 8 to increase the amount of acreage from >25,000 to 32,000 acres.

Ensminger Replacement Well Project, page 8

20. We note you disclose that Amber's current share of the obligation to plug Ensminger #1 amounts to $730,000. Revise your disclosure to clearly identify your portion of the obligation. Also tell us where you have accrued for this obligation in the balance sheet.

21. Please indicate when the "other participants" you reference will assume their share of the $730,000 bond you have provided to plug the Ensminger #1 well.

22. Revise to discuss your February 2010 sub-let of your interest in Ensminger and resulting decrease in your payout working interest and net revenue interest. To the extent material, discuss the other transactions involving Ensminger disclosed on page F-46 of Exhibit 99.1.

Rampant Lion, page 8

23. Quantify and describe the "interests" that you own in Rampant Lion.

24. Clarify your timetable for putting the shut in platform back into operation, the associated costs and your funding for those costs. Address also the impact of the current drilling moratorium on your plans.

Aquamarine Project – Marg A Exclusive Area, page 9

25. Please explain the nature of the "certain elections" "certain third parties" must make in order for you to have a 21.325% working interest after the project pays out. Identify the relevant third parties and indicate your interest in the project if they do not make such elections.

Aquamarine Project – Marg A Non-Exclusive Area, page 9

26. Please provide the basis for your belief that you will be the operator for this project.

27. Address, or appropriately cross-reference, your plans to raise the additional $15 million from "third parties."

Garnet Project, page 10

Mr. Jurasin
Radiant Oil & Gas, Inc.
September 30, 2010
Page 5

28. You state that you "currently hold no rights to the Garnett Project." Explain to us, therefore, why you believe that it is appropriate to discuss this project in this filing. Tell us when and from whom you intend to raise the funds to acquire and operate the property. As you do not own the project, tell us the source of the information you present in this filing, including your statement that "current pricing makes this an economic venture." Tell us who currently owns the rights to the property and describe any affiliation that you have with them. Explain to us also why you believe that you would be the operator with only a 33% interest and whether your acquiring any interest in this property is conditional upon your being the operator.

29. Please explain why the amended Form 8-K revised the disclosure in the Garnet Project table on page 10 to increase the amount of acreage from 2,000 to 3,076 acres.

Ruby-Diamond-Coral Project, page 11

30. Please update your disclosure to indicate the current status of the amendment of the Exploration Agreement and Option Agreement pertaining to this project.

Productive Wells, page 12
Drilling Activity, page 12
Acreage, page 12

31. Please clarify the nature of your gross and net working interests and drilling activities as reflected in these tables.

Acreage, page 12

32. Please explain the circumstances in which your onshore and offshore undeveloped acreage might expire and include management's assessment of the likelihood of such expiration. Your revised disclosure should include the costs associated with maintaining use of this acreage. In addition, include a risk factor in your revised Form 8-K regarding the risk that a significant amount of your undeveloped acreage may expire within six months.

Oil and Gas Production and Prices, page 13

33. Please explain why your average daily production has significantly decreased in 2009 while your production costs and average costs per McfE have increased.

Reserves, page 14

34. You indicate that your estimates are "based on evaluations prepared by third-party reservoir engineers." Clarify what you mean by "based on," identify the

engineers and provide the information and exhibit required by Item 1202(a)(8) of Regulation S-K. Provide also the disclosure required by Item 1202(a)(7) of Regulation S-K.

35. Revise the table to provide the geographic and field level disclosure required by Item 1202(a) of Regulation S-K.

36. Supplementally, submit to us the petroleum engineering reports – in hard copy and electronic spreadsheet format - you used as the basis for your 2009 proved reserve disclosures. The report should include:
    a) One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;
    b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;
    c) Individual income forecasts for each well or location in the proved developed and proved undeveloped categories as well as the AFE for each of the PUD projects;
    d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the PUD locations.
    e) Base maps that identify existing well and PUD locations as well as producing status.

37. Provide the information regarding your PUDs required by Item 1203 of Regulation S-K.

Industry Overview—Current Lower Cost Environment, page 15

38. Provide us with objective third party support for the statement that "[M]ost oil and gas analysts are predicting higher prices for oil and natural gas into the future" as well as the other statements in that paragraph.

Marketing and Customers, page 15

39. Please indicate whether you have a contract with Medco EnergiUS and explain the terms of your relationship with them. Please also clarify your statement that you may also sell to a number of other customers who you believe would purchase all or substantially all of your production if Medco curtails its purchases. For example, disclose how you have identified these additional customers and indicate whether you have entered into discussions with such customers with respect to the purchase of your oil and gas.

Regulatory Matters, page 16

40. Please indicate whether you believe you are currently in compliance with relevant regulations promulgated by the national, state and local regulatory bodies you reference.

General, page 17

41. Please indicate whether you own or lease your principal place of business. See Item 102 of Regulation S-K.

Management's Discussion and Analysis…page 18

42. Please revise your disclosure to prominently indicate that your auditors have expressed substantial doubt about your ability to continue as a going concern and provide more details about management's viable plans to overcome your financial difficulties.

43. The Commission's Interpretive Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please expand your management's discussion and analysis to provide, to the extent practicable, a reasonably detailed and quantitative analysis of all known material trends or uncertainties. For example, we note that Jurasin's revenues decreased in the year ended December 31, 2009, but they increased in the three and six months ended June 30, 2010. Please expand your disclosure to indicate management's expectations with respect to your revenues in future periods.

Results of Operations, page 17

44. Please revise your management's discussion and analysis to discuss all material changes and trends in your results of operations. Your limited discussion of production, revenues, lease operating expenses and general and administrative costs is insufficient to aid an investor's understanding of your financial condition, changes to your results of operations and trends.

Liquidity and Capital Resources, page 19

45. On page F-47 of Exhibit 99.1, you disclose that you are in default on the AE Credit Facility and the RLE Credit Facility. Disclose your default status here and throughout the document and the impact on the company's liquidity and capital resources. Also disclose your debt covenants and the extent to which you are or are not in compliance with each material covenant.

46. Please disclose whether you have made any efforts to refinance the AE Credit Facility, the RLE Credit Facility and all letters of credit. If you have not made a

significant effort to refinance these credit facilities, please make a statement to that effect and discuss the impact on the company's liquidity and capital resources.

Potential claims for shares of common stock by a third party, page 24

47. Please clarify, if true, that the reorganization agreement was with Jurasin. Disclose the number of shares that the finder was to have received. Clarify whether the finder provided services with respect to the reorganization or with respect to related financing efforts.

"We expect to have substantial capital requirements…" page 23

48. Please expand this risk factor to discuss the funds you must pay toward your debt obligations. In addition, you should address in your revised disclosure the possible expiration of your undeveloped acreage and indicate the anticipated costs associated with maintaining use of such land.

"We are not the operator on all of our properties…" page 28

49. Please revise your disclosure to clarify the likelihood that you will be able to operate the properties you "plan" to operate. In addition, identify the location of the Mustang Island 758 property. It is not described in the business section of your filing.

"We may be unable to successfully integrate the operations of the properties we acquire," page 30
"We may not realize all of the anticipated benefits from our acquisitions," page 31

50. Please indicate whether management currently expects to make additional acquisitions. Please explain how these acquisitions impact your business plan with respect to your existing projects.

"Unanticipated decommissioning costs could materially adversely affect our future financial position…" page 31

51. Please disclose whether there are any facilities you presently anticipate decommissioning.

"If we are unable to acquire or renew permits…" page 32

52. Please expand your disclosure to address whether you currently have all necessary permits and approvals from government agencies for the projects disclosed in your filing. To the extent you do not have all such permits and approvals, quantify the costs associated with obtaining them.

<u>"We depend on key personnel, the loss of any of whom could materially adversely affect future operations," page 32</u>

53. Please revise your disclosure to identify the personnel to whom you refer in this risk factor.

<u>"Future sales of our comment stock in the public market could lower our stock price," page 32</u>

54. Please expand this risk factor to address the dilutive effect such sales would have on your existing stockholders.

<u>Executive Officers and Directors, page 34</u>

55. With respect to each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company in light of your business and structure. See Item 401(e) of Regulation S-K.

<u>Summary Compensation Table, page 37</u>

56. Please disclose the stock awards in a "stock awards" column to the summary compensation table. Refer to Item 402(n) of Regulation S-K. In addition, please clarify that the amount reflected for stock awards represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(v) of Regulation S-K. Include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. Refer to Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi).

57. Please disclose here and in your management's discussion and analysis your agreement to pay your former chief financial officer $150,000 after you closed the merger with Radiant Oil and Gas, Inc. and on the earlier of the closing of a funding in excess of $2,000,000 or December 31, 2010. Refer to your disclosure on page F-49 of Exhibit 99.1.

<u>Certain Relationships and Related Transactions, page 38</u>

58. Please disclose why the company issued a significant number of shares to John Thomas Bridge and Opportunity Fund L.P. and Mr. Jarkesy for nominal consideration in December 2007. Disclose how John Thomas Financial Bridge and Opportunity Fund L.P. acquired control of the company and how Mr. Jarkesy served as director, chairman and chief executive officer of the company.

59. You disclose that John Thomas Financial may receive compensation with respect to companies it introduces to John Thomas Bridge and Opportunity Fund L.P. and which obtain funds from John Thomas Bridge and Opportunity Fund L.P. Please disclose whether John Thomas Financial introduced John Thomas Bridge and Opportunity Fund L.P. to the company and whether John Thomas Financial has received compensation with respect to the company.

Exhibit 99.1

60. We note that the report of your independent auditor has been modified to reflect substantial doubt as to your ability to continue as a going concern. In view of this and the matters described in Note 3 – Going Concern, explain your basis for concluding that your proved undeveloped reserves meet the reasonable certainty standard as of December 31, 2009. See Rule 4-10(a)(22) of Regulation S-X.

Consolidated Statement of Cash Flows, page F-6

61. We note that you had material purchases and sales of oil and gas properties in the fiscal year 2008. Please provide disclosures to discuss the acquisition and sales.

Exhibits

62. Please file a list briefly identifying the contents of all schedules omitted from the Exchange Agreement filed as Exhibit 2.1. See Item 601(b)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director